Exhibit 2

GENERAL PARTNERS, CONTROL PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

The following sets forth the name, position, address, principal occupation and citizenship of each general partner, control person, director and/or executive officer of the applicable Reporting Persons (the "Instruction C Persons"). The principal business address of each of the Instruction C Persons is c/o 140 East 45th Floor, New York, New York 10017.

Name	Position/Relationship with Reporting Persons	Present Principal Occupation/Business	Citizenship	Shares of Class A Common Stock Beneficially Owned*
Level Equity Partners II (GP), L.P.	• General Partner of Level Equity Opportunities Fund 2015, L.P. • General Partner of LEGP II AIV(B) L.P.	Serving as the general partner of certain Level Equity funds	Delaware	598,889
Level Equity Partners IV (GP), L.P.	• General Partner of Level Equity Opportunities Fund 2018, L.P.	Serving as the general partner of certain Level Equity funds	Delaware	314,960
Level Equity Associates, LLC	• Controlling person of LEGP I VCS, LLC	Investment management	Delaware	236,850
Level Equity Associates II, LLC	• General Partner of Level Equity Partners II (GP), L.P. • Controlling person of LEGP II VCS, LLC	Investment management	Delaware	See Item 5 of this Schedule 13D
Level Equity Associates IV, LLC	• General Partner of Level Equity Partners IV (GP), L.P.	Investment management	Delaware	314,960
Level Equity Management, LLC	• Controlling person of Level Equity – VCS Investors, LLC	Investment management	Delaware	235,632
Benjamin Levin	• Managing member and Chief Executive Officer of Level Equity Associates, LLC, Level Equity Associates II, LLC, Level Equity Associates IV, LLC and Level Equity Management, LLC • Control person of each of the Reporting Persons	Co-Founder and Chief Executive Officer of Level Equity	United States	See Item 5 of this Schedule 13D
Nathan Linn	• Chief Operating Officer of Level Equity Associates, LLC, Level Equity Associates II, LLC, Level Equity Associates	Partner and Chief Operating Officer of Level Equity	United States	-

	IV, LLC and Level Equity Management, LLC			
Ben Magleby	• Chief Compliance Officer of Level Equity Associates, LLC, Level Equity Associates II, LLC, Level Equity Associates IV, LLC and Level Equity Management, LLC	Chief Compliance Officer and Assistant General Counsel of Level Equity	United States	-

* Note: Taking into account that number of shares of Class A Common Stock that may be received upon redemption of Common Units and shares of Class B common stock of the Issuer beneficially owned by such Instruction C Person.